Exhibit 99.4

WIPRO LIMITED - CONSOLIDATED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

CONSOLIDATED STATUTORILY AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2015

( in millions, except share and per share data, unless otherwise stated)

	Particulars	Quarter ended			Year ended
		March 31, 2015	December 31, 2014	March 31, 2014	March 31, 2015	March 31, 2014
1	Income from operations
	a) Net Sales/income from operations (net of excise duty)	121,714	120,851	117,036	473,180	437,549
	b) Other operating income	—	—	—	—	—
	Total income from operations (net)	121,714	120,851	117,036	473,180	437,549
2	Expenses
	a) Cost of materials consumed	—	5	1,273	34	2,054
	b) Purchase of stock-in-trade	8,457	7,392	7,347	29,802	27,670
	c) (Increase)/Decrease in inventories of finished stock, work-in-progress and stock in process	(508)	(1,622)	523	(2,588)	54
	d) Employee compensation	56,827	57,175	52,722	224,838	206,568
	e) Depreciation and amortisation expense	3,267	3,647	2,880	12,823	11,106
	f) Sub contracting/technical fees/third party application	13,379	14,123	11,612	52,247	43,568
	g) Other expenditure	15,736	16,097	14,869	60,601	57,175
	Total expense	97,158	96,817	91,226	377,757	348,195
3	Profit from operations before other income, finance costs and exceptional items (1-2)	24,556	24,034	25,810	95,423	89,354
4	Other Income	5,476	5,035	3,959	19,859	14,542
5	Profit from ordinary activities before finance costs and exceptional items (3+4)	30,032	29,069	29,769	115,282	103,896
6	Finance Cost	912	810	842	3,599	2,891
7	Profit from ordinary activities after finance costs but before exceptional items (5-6)	29,120	28,259	28,927	111,683	101,005
8	Exceptional items	—	—	—	—	—
9	Profit from ordinary activities before tax (7+8)	29,120	28,259	28,927	111,683	101,005
10	Tax expense	6,255	6,228	6,536	24,624	22,600
11	Net profit from ordinary activities after tax (9-10)	22,865	22,031	22,391	87,059	78,405
12	Extraordinary items (net of tax expense)	—	—	—	—	—
13	Net profit for the period (11+12)	22,865	22,031	22,391	87,059	78,405
14	Share in earnings of associates	—	—	—	—	—
15	Minority interest	(145)	(103)	(126)	(531)	(438)
16	Net profit after taxes, minority interest and share of profit of	22,720	21,928	22,265	86,528	77,967
	associates (13+14+15)
17	Paid up equity share capital (Face value 2 per share)	4,937	4,937	4,932	4,937	4,932
18	Reserves excluding revaluation reserves as per balance sheet of previous accounting year					338,567
19	EARNINGS PER SHARE (EPS)
	Before extraordinary items
	Basic (in )	9.25	8.92	9.07	35.25	31.76
	Diluted (in )	9.21	8.88	9.04	35.13	31.66

	After extraordinary items
	Basic (in )	9.25	8.92	9.07	35.25	31.76
	Diluted (in )	9.21	8.88	9.04	35.13	31.66
20	Public shareholding (1)
	Number of shares	608,633,451	608,391,868	606,514,878	608,633,451	606,514,878
	Percentage of holding (as a % of total public shareholding)	25.14%	25.14%	25.08%	25.14%	25.08%
21	Promoters and promoter group shareholding
	a) Pledged/ Encumbered
	-Number of shares	Nil	Nil	Nil	Nil	Nil
	-Percentage of shares (as a % of the total shareholding of promoter and promoter group)	Nil	Nil	Nil	Nil	Nil
	-Percentage of shares (as a % of the total share capital of the company)	Nil	Nil	Nil	Nil	Nil

	b) Non-encumbered
	-Number of shares (2)	1,812,022,464	1,812,022,464	1,812,022,464	1,812,022,464	1,812,022,464
	-Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100%	100%	100%	100%	100%
	-Percentage of shares (as a % of the total share capital of the company, excluding ADS Shareholding)	74.86%	74.86%	74.92%	74.86%	74.92%

(1)	Public shareholding as defined under clause 40A of the listing agreement (excludes shares beneficially held by promoters and holders of American Depository Receipt)
(2)	Includes 440,557,453 (December 31, 2014: 440,557,453; March 31, 2014: 440,557,453) equity shares on which Promoter does not have beneficiary interest.

Status of redressal of complaints received for the period January 1, 2015 to March 31, 2015
Sl No.	Nature of the complaint	Nature	Unresolved as at 01.01.2015	Complaints received during the quarter	Complaints disposed during the quarter	Unresolved as at 31.03.2015
1	Non-Receipt of Securities	Complaint	—	6	6	—
2	Non Receipt of Annual Reports	Complaint	—	4	4	—
3	Correction / Duplicate / Revalidation of dividend warrants / Demerger Fractional Payout Warrants	Request	—	100	100	—
4	SEBI/Stock Exchange Complaints	Complaint	—	5	5	—
5	Non Receipt of Dividend warrants	Complaint	—	77	77	—
	TOTAL		—	192	192	—

Note: There are certain pending cases relating to disputes over title to shares in which the company has been made a party. However these cases are not material in nature.

1.	The condensed consolidated interim financial results of the Company for the quarter ended March 31, 2015 have been approved by the directors of the Company at its meeting held on April 21, 2015. The statutory auditors have expressed an unqualified audit opinion.

2.	The above consolidated interim financial results have been prepared from the condensed consolidated interim financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	The total revenue from operations represent the aggregate revenue and includes foreign exchange gains / (losses), net and is net of excise duty amounting to Nil, Nil, and 9 for the quarter ended March 31, 2015, December 31, 2014 and March 31, 2014, respectively, 2 and 79 for the year ended March 31, 2015 and March 31, 2014, respectively.

4.	Derivatives

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	(In millions)
	As at
	March 31, 2015		March 31, 2014
Designated derivative instruments
Sell		$836		$516
		£198		£51
		€220		€78
	AUD	83	AUD	9
Interest rate swaps		$150		$150
Net investment hedges in foreign operations
Others		$145		$220
		€—		€25
Non designated derivative instruments
Sell		$1,304		$1,061
		£67		£112
		€60		€63
	AUD	53	AUD	99
		¥490		¥490
	SGD	13	SGD	8
	ZAR	69	ZAR	223
	CAD	30	CAD	10
	CHF	10	CHF	—
Buy		$790		$585

5.	The list of subsidiaries is included in the condensed consolidated financial statements of Wipro Limited and subsidiaries for the quarter ended March 31, 2015, are available on our company website www.wipro.com

6.	Segment Information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). Starting with quarter ended September 30, 2014, it also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables.

During FY 2013-14, the Company ceased the manufacturing of ‘Wipro branded desktops, laptops and servers’. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments”. The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the quarter ended March 31, 2015, December 31, 2014 and March 31, 2014, and year ended March 31, 2015 and March 31, 2014 is as follows:

Particulars	Quarter ended			Year ended
	March 31, 2015	December 31, 2014	March 31, 2014	March 31, 2015	March 31, 2014
Revenue
IT Services
BFSI	29,852	29,177	28,468	115,505	106,035
HLS	13,171	13,247	11,275	49,884	41,130
RCTG	16,258	16,005	15,412	62,209	58,893
ENU	17,437	18,637	17,173	71,229	63,923
MFG	20,582	20,718	19,095	80,303	74,423
GMT	15,117	15,661	14,770	61,050	55,105
Others	—	—	—	—	—

Total of IT Services	112,417	113,445	106,193	440,180	399,509
IT Products	9,454	7,740	11,090	34,006	38,785
Reconciling Items	(157)	(334)	(238)	(1,004)	(666)

Total	121,714	120,851	117,045	473,182	437,628

Segment Result
IT Services
BFSI	7,474	7,035	7,005	27,378	24,153
HLS	3,031	2,981	2,482	10,565	7,637
RCTG	3,542	3,255	4,048	13,190	13,012
ENU	4,078	4,262	4,887	17,561	17,418
MFG	4,497	4,228	4,909	17,127	17,348
GMT	2,878	3,438	3,332	13,574	11,569
Others	—	—	—	583	—
Unallocated	(723)	(458)	(609)	(2,329)	(804)

Total of IT Services	24,777	24,741	26,054	97,649	90,333
IT Products	58	89	143	374	310
Reconciling Items	(279)	(796)	(387)	(2,600)	(1,289)

Total	24,556	24,034	25,810	95,423	89,354
Finance Expense	(912)	(810)	(842)	(3,599)	(2,891)
Finance and Other Income	5,476	5,035	3,959	19,859	14,542

Profit before tax	29,120	28,259	28,927	111,683	101,005
Income tax expense	(6,255)	(6,228)	(6,536)	(24,624)	(22,600)

Profit for the period	22,865	22,031	22,391	87,059	78,405

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Quarter ended			Year ended
	March 31, 2015	December 31, 2014	March 31, 2014	March 31, 2015	March 31, 2014
India	13,427	10,649	12,644	45,814	46,235
Americas	58,583	58,735	53,504	227,328	200,343
Europe	30,454	31,818	32,603	124,523	120,868
Rest of the world	19,250	19,649	18,294	75,517	70,182

	121,714	120,851	117,045	473,182	437,628

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the quarter ended March 31, 2015 December 31, 2014, and March 31, 2014, year ended March 31, 2015 and March 31, 2014.

Notes:

a)	‘Reconciling items’ includes elimination of inter-segment transactions, dividend income/ gains/ losses relating to strategic investments and other corporate activities.

b)	Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

c)	Revenues include excise duty amounting to Nil, Nil and 9 for the quarter ended March 31, 2015, December 31, 2014 and March 31, 2014, respectively, 2 and 79 for the year ended March 31, 2015 and March 31, 2014. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

d)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

e)	For the purpose of segment reporting, the Company has included the impact of ‘foreign exchange gains / (losses), net’ in revenues (which is reported as a part of operating profit in the statement of income).

f)	For evaluating performance of the individual business segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual business segments is reported in reconciling items.

g)	For evaluating the performance of the individual business segments, amortization of customer and marketing related intangibles acquired through business combinations are reported in reconciling items.

h)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payment terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

7.	The Company has granted Nil options under RSU Options Plan and Nil options under ADS during the quarter ended March 31, 2015, December 31, 2014 and March 31, 2014 and 2,480,000 and 30,000 options under RSU Plan and 1,689,500 and Nil options under ADS during the year ended March 31, 2015 and 2014, respectively.

8.	Business Combination

Opus Capital Markets Consultants LLC

On January 14, 2014, the Company had obtained control of Opus Capital Markets Consultants LLC (‘Opus’) by acquiring 100% of its share capital. Opus is a US-based provider of mortgage due diligence and risk management services. The acquisition will strengthen Wipro’s mortgage solutions and complement its existing offerings in mortgage origination, servicing and secondary market.

The acquisition was executed through a share purchase agreement for a consideration of 4,589 million (US$ 75 million) which includes a deferred earn-out component of 1,285 million (US$ 21 million), which is dependent on achievement of revenues and earnings over a period of 3 years. This earn-out liability was fair valued at 782 million and recorded as part of preliminary purchase price allocation.

During the three months ended 31 December 2014, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition. Consequently, the fair value of earn-out liability was recorded at 589 million. Comparatives have not been retrospectively revised as the amounts are not material.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Assets
Cash and cash equivalents	22	—	22
Property, plant & equipment (including software)	160	—	160
Trade receivable	456	—	456
Other assets .	20	—	20
Customer related intangibles	—	234	234
Non-compete arrangement	—	216	216
Liabilities
Other liabilities	(258)	—	(258)
Deferred income taxes, net	—	(133)	(133)

Total	400	317	717

Goodwill			2,810

Total purchase price			3,527

The goodwill of 2,810 comprises of value of expected synergies arising from the acquisition.

As at December 31 2014, the fair value of earn-out liability was determined to be 144 as a result of changes in estimates of revenue and earnings over the earn-out period. The revision of the estimates has inter alia resulted in reduction in the carrying value of intangibles recognized on acquisition. Accordingly, a net gain of 470 has been recorded in the statement of income.

The fair value of earn-out consideration as at the period end was estimated by applying the Discounted Cash Flow approach. The fair value estimates are based on discount rate of 7% and probability adjusted revenue and earnings estimates.

During the three months ended March 31, 2015, an amount of 39 has been paid to the sellers representing earn-out payments for the calendar year 2014.

ATCO I-Tek Inc.

On August 15, 2014, the Company obtained control of ATCO I-Tek Inc., a Canadian entity, by acquiring 100% of its share capital and certain assets of IT services business of ATCO I-Tek Australia (hereafter the acquisitions are collectively referred to as ‘acquisition of ATCO I-Tek’) for an all-cash consideration of 11,420 million (Canadian Dollars 204 million). ATCO I-Tek provides IT services to ATCO Group. The acquisition will strengthen Wipro’s IT services delivery model in North America and Australia.

During the three months ended March 31, 2015, 349 has been adjusted to the purchase price representing closure of certain closing conditions. This has resulted in reduction of goodwill as at March 31, 2015. Consequently, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Assets
Cash	71	—	71
Property, plant & equipment (including capital work-in-progress and software)	1,689	(278)	1,411
Trade receivables	210	—	210
Other assets	296	—	296
Customer related intangibles	—	8,228	8,228
Liabilities
Trade payables and accrued liabilities	(798)	—	(798)
Deferred income taxes, net	(138)	(2,017)	(2,155)

Total	1,330	5,933	7,263

Goodwill			3,808

Total purchase price			11,071

The goodwill of 3,808 comprises of value of expected synergies arising from the acquisition. Goodwill is not expected to be deductible for income tax purposes. The purchase consideration was settled in cash.

If the acquisition had occurred on April 1, 2014, management estimates that consolidated revenue for the Company would have been 475,779 and the profit after taxes would have been 87,503 for twelve months ended March 31, 2015. The pro-forma amounts are not necessarily indicative of the results that would have occurred if the acquisition had occurred on dates indicated or that may result in the future.

9.	Subsequent event

On April 21, 2015, the Board of Directors of the Company declared final dividend of 7 ($ 0.11) per equity share and ADR (350% on an equity share of par value of 2).

10.	Statement of Assets and Liabilities

Statement of Assets and Liabilities

	Particulars	As at March 31, 2015	As at March 31, 2014
I.	EQUITY AND LIABILITIES
1.	Shareholder’s funds
	Share capital	4,937	4,932
	Reserves and surplus	403,045	338,567

		407,982	343,499

2.	Minority Interest	1,646	1,387
3.	Non- current liabilities
	Long-term borrowings	12,707	10,909
	Deferred tax liabilities	3,240	1,796
	Other long term liabilities	3,729	5,107
	Long-term provisions	6,700	3,454

		26,376	21,266

4.	Current liabilities
	Short term borrowings	66,206	40,683
	Trade payables and accrued expense	58,745	51,917
	Other current liabilities	29,525	29,700
	Short term provisions	9,553	13,852

		164,029	136,152

	TOTAL EQUITY AND LIABILITIES	600,033	502,304

II	ASSETS
1.	Non-current assets
	Fixed assets
	Tangible assets	54,206	51,449
	Intangible assets	7,931	1,936
	Goodwill	68,078	63,422
	Non-current investments	3,867	2,676
	Deferred tax assets	2,945	3,362
	Long-term loans and advances	11,409	10,192
	Other non-current assets	15,105	14,581

		163,541	147,618

2.	Current assets
	Current investments	53,908	60,557
	Inventories	4,849	2,293
	Trade receivables	91,531	85,392
	Cash and bank balances	158,940	114,201
	Short-term loans and advances	6,490	9,774
	Other current assets	120,774	82,469

		436,492	354,686

	TOTAL ASSETS	600,033	502,304

11.	Stand-alone information (Audited)

Particulars	Quarter ended			Year ended
	March 31, 2015	December 31, 2014	March 31, 2014	March 31, 2015	March 31, 2014
Income from Operations (Net)	106,515	105,212	104,018	416,350	391,333
Profit before tax	27,346	25,886	29,642	105,570	96,082
Profit after tax	21,416	19,923	23,531	81,931	73,874

	By order of the Board,	WIPRO LIMITED
	for, Wipro Limited	Regd. Office: Doddakanneli,
Place: Bangalore	Azim H Premji	Sarjapur Road, Bangalore - 560 035,
Date: April 21, 2015	Chairman	www.wipro.com

CIN: L32102KA1945PLC020800;

Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore-560035, India

Website: www.wipro.com; Email id - info@wipro.com; Tel: +91-80-2844 0011; Fax: +91-80-2844 0054